(212) 818-8881

                                                                  (212) 818-8696
                                                                   email address
                                                       smoalemzadeh@graubard.com

                                      November 30, 2006

VIA EDGAR AND OVERNIGHT MAIL
----------------------------
Ms. Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC   20549

                  Re:   Juniper Partners Acquisition Corp.
                        Amendment No. 1 to Form S-4
                        Filed November 6, 2006
                        File No. 333-137515
                        ---------------------------------

Dear Ms. Andersen:

         On behalf of Juniper Partners Acquisition Corp. ("Company" or
"Juniper"), we respond as follows to the Staff's comment letter dated November
21, 2006 relating to the above-captioned Form S-4 ("proxy
statement/prospectus"). Captions and page references herein correspond to those set forth in Amendment No. 2 to the proxy statement/prospectus, a copy of which has been marked with the changes from Amendment No. 1 to the proxy statement/prospectus. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Mr. Derek Swanson. Please note that, for the Staff's convenience, we have recited each of the Staff's comments and provided the
Company's response to each comment immediately thereafter.

GENERAL
-------

1.   WE NOTE THE STATEMENT, IN EXHIBIT 10.35, THAT ANNEXES A-2 THROUGH A-5 TO
     THAT EXHIBIT WERE "INTENTIONALLY WITHHELD." IN YOUR RESPONSE TO THIS
     COMMENT, PLEASE CONFIRM THAT THOSE ANNEXES DO NOT CONTAIN ANY INFORMATION
     THAT YOU HAVE OMITTED FROM THE PUBLICLY-FILED EXHIBIT.

     Annexes A-2 through A-5 to Exhibit 10.35 do not exist and the transaction document does not contain them. The filed exhibit is a complete document, including all included annexes.

2.   WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 3. PLEASE PROVIDE US
     WITH AN EXPANDED ANALYSIS OF WHY THE RIGHT TO RECEIVE THE EARNOUT WARRANTS
     IS NOT A "SECURITY"

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

     AS DEFINED UNDER SECTION 2(A)(1) OF THE SECURITIES ACT. YOUR ANALYSIS
     SHOULD FOCUS ON KEY NO-ACTION LETTERS IN WHICH THE DIVISION OF CORPORATION
     FINANCE WAS ASKED TO CONSIDER WHETHER OR NOT AN EARNOUT RIGHT IS A
     SECURITY, AS WELL AS ANY CASES OR COMMISSION RELEASES THAT ANALYZE THE
     ISSUE. ALTERNATIVELY, REVISE THE REGISTRATION STATEMENT TO REGISTER THE
     RIGHT TO RECEIVE THE WARRANTS SEPARATE FROM THE REGISTRATION OF THE
     WARRANTS THEMSELVES.

     Following a discussion with the Staff, we were directed to the Marriott
Residence Inn II Limited Partnership (May 8, 2002) No Action letter ("Marriott
No Action Letter"), which includes a discussion concerning an eight element
"test" that the Division of Corporate Finance ("Division") focused on in determining whether or not to recommend enforcement action against a company for not registering rights to receive beneficial interests in a liquidating trust under the Securities Act of 1933, as amended (the "Act"). The fact pattern presented in the Marriott No Action Letter involved a merger in which unit holders of the surviving company had the right to receive beneficial interests in a liquidating trust following the merger. One of the eight elements cited in the Marriott No Action Letter as support for not requiring registration of the rights to receive the beneficial interests was that the payment of any future amounts from the liquidating trust was not dependent upon the operating results of the surviving company. In our discussion with the Staff, it was indicated to us that since the right to receive the earnout warrants by Firestone stockholders is contingent on the combined company's operating results, the
Marriott No Action Letter could require registration of the right to receive the earnout warrants. We respectfully disagree.

     The fact pattern presented in the Marriott No Action Letter is substantially different from the facts in the present case. In the Marriott No
Action Letter, the transaction revolved around the formation of a liquidating trust that would pay amounts to the unit holders. Here, there is no trust being established. Furthermore, certain of the elements discussed in the Marriott No
Action Letter pertain only to liquidating trusts. As a result, it is clear that the satisfaction of all of the elements presented in the Marriott No Action
Letter is not required in every single situation. To support this conclusion, the Marriott No Action Letter includes citations to a number of other no action letters in which some of the elements were not present yet the Division determined not to recommend any enforcement action for failing to register similar rights. We believe that one of those cited no action letters, Minnesota
Mining and Manufacturing Company (October 13, 1988) ("3M No Action Letter"), is
directly on point with the facts in the present case.

     As presented in the 3M No Action Letter, Minnesota Mining and Manufacturing
Company ("3M") entered into a merger with Cardiovascular Devices, Inc. ("CDI"), pursuant to which holders of CDI common stock had the right (the "Rights") to receive shares ("Contingent Shares") of 3M common stock in the future if certain revenue goals and/or revenues from new product sales reached certain levels by
CDI after the merger. It was intended that the Contingent Shares would be registered under the Act but the Rights would not. In their argument for justifying why registration of the Rights was not necessary, the lawyers for 3M indicated that they

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

believed that the specific characteristics of the Rights removed them from the common indicia of a security as defined under the Act. Chief among those characteristics were that (i) the rights to be granted to the selling shareholders were an integral part of the consideration to be received in the proposed merger, (ii) the holders of the rights would have no rights common to stockholders such as voting and dividend rights, nor would they bear a stated
rate of interest, (iii) the rights would not be assignable or transferable except by operation of law, and (iv) the rights would not be represented by any form of certificate or instrument. The fact that operating results played a part in whether or not the CDI stockholders would actually receive the Contingent
Shares was not determinative in the analysis. The lawyers cited several other cases in which the Division followed a similar approach in not requiring registration of such rights even though operating results were directly related to whether or not the contingent securities would be issued to the holders in the merger (see e.g., Lorimar, Inc. (November 4, 1985)). The lawyers also argued that requiring registration of the Rights themselves would serve no public interest, especially when it was contemplated that the actual Contingent Shares to be issued pursuant to the Rights would be registered. Based on the fact pattern, the Division determined not to recommend enforcement action against 3M if they did not register the Rights.

     In the present situation, (i) the right to receive the earnout warrants are an integral part of the consideration to be received in the proposed merger between the Company and Firestone, (ii) the holders of the rights will have no rights common to stockholders such as voting and dividend rights, nor will they bear a stated rate of interest, (iii) the rights will not be assignable or transferable except by operation of law and (iv) the rights will not be represented by any form of certificate or instrument. Furthermore, the earnout warrants to be received in the merger have been registered on the proxy statement/prospectus. Accordingly, we believe that the Division should follow the approach set forth in the 3M No Action Letter as the rights to receive the earnout warrants do not fit the definition of a security under the Act and there is no public interest to be served by requiring the registration of the rights themselves.

     Accordingly, we respectfully believe that no revision to the proxy statement/prospectus is required.

3.   PLEASE UPDATE THE FINANCIAL STATEMENTS IN YOUR NEXT AMENDMENT TO FORM S-4.

     We have updated the financial statements in Amendment No. 2 to Form S-4.

PROSPECTUS COVER PAGE
---------------------

4.   PLEASE LIMIT THE LENGTH OF YOUR PROSPECTUS COVER PAGE TO ONLY ONE PAGE, AS
     REQUIRED BY ITEM 501(B) OF REGULATION S-K.

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

     We have limited the prospectus cover page to one page, as required by Item
501(b) of Regulation S-K.

5.   REVISE THE THIRD PARAGRAPH TO DISCLOSE THE VALUE OF THE MERGER
     CONSIDERATION ON A PER SHARE BASIS. ALSO, AS REQUESTED BY OUR PRIOR COMMENT
     8, PLEASE REVISE TO DISCLOSE THE RANGE (ASSUMING THE NUMBER OF SHARES TO BE
     ISSUED AT CLOSING IS BETWEEN 2,500,000 AND 2,800,000), ON A PER SHARE
     BASIS, OF THE NUMBER OF JUNIPER SHARES THAT WILL BE HELD IN ESCROW FOR
     EVERY SHARE OF FIRESTONE COMMON STOCK TO BE EXCHANGED IN THE MERGER, NOT
     JUST THE TOTAL NUMBER OF SHARES TO BE HELD IN ESCROW.

     We have revised the third paragraph of the cover page to disclose the merger consideration on a per share basis. We have also revised the second paragraph of the cover page to disclose the number of Juniper shares to be issued for each Firestone share based on either 2,800,000 or 2,500,000 shares issued at closing. Since we have now included the merger consideration on a per share basis on the cover page and disclose that 10% of such shares will be placed in escrow upon closing, we believe that there is no need for further disclosure.

SUMMARY OF THE MATERIAL TERMS OF THE MERGER, PAGE 1
---------------------------------------------------

6.   PLEASE REVISE, AS REQUESTED BY OUR PRIOR COMMENT 11, TO CONSOLIDATE YOUR
     SUMMARY TERM SHEET AND THE ADDITIONAL SUMMARY SECTION ON PAGE 9. NOTE THAT
     YOUR SECTION ENTITLED "SUMMARY SECTION OF THE PROXY STATEMENT/PROSPECTUS"
     SHOULD BE IN THE FORM OF A SUMMARY TERM SHEET IN BULLET POINT FORMAT IN
     ACCORDANCE WITH1001 OF REGULATION M-A.

     We have consolidated our summary term sheet and the section entitled
"Summary Section of the Proxy Statement/Prospectus" into one section in bullet point format in accordance with Section 1001 of Regulation M-A.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, PAGE 3
-------------------------------------------------

7.   WE HAVE CONSIDERED YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT 11 AND
     BELIEVE THAT FURTHER REVISIONS ARE NECESSARY. FOR EXAMPLE, WE NOTE THAT YOU
     REMOVED THE Q&A PERTAINING TO THE NUMBER OF VOTES REQUIRED TO APPROVE EACH
     PROPOSAL, AN IMPORTANT PROCEDURAL MATTER, BUT YOU HAVE RETAINED DISCUSSIONS
     DEVOTED TO JUNIPER'S REASONS FOR PROPOSING THE MERGER AND THE MECHANICS OF
     THE PROPOSED MERGER, WHICH MATTERS APPEAR TO BE SUBSTANTIVE IN NATURE.
     THEREFORE; AS REQUESTED BY OUR PRIOR COMMENT 11, REVISE THE Q&A SECTION TO
     LIMIT THE DISCUSSION TO MATERIAL PROCEDURAL QUESTIONS, AND MOVE YOUR
     DISCUSSION OF IMPORTANT SUBSTANTIVE MATTERS TO THE SUMMARY TERM SHEET.

     We have revised the section entitled "Questions and Answers About the
Proposals" on page 4 of the proxy statement/prospectus to include only procedural matters and have revised the summary term sheet to include matters that are substantive in nature.

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

8.   ACCORDING TO JUNIPER'S BENEFICIAL OWNERSHIP TABLE ON PAGE 134, LANGLEY
     PARTNERS, L.P., TCMP3 PARTNERS, L.P., FIR TREE, INC., BARRY RUBENSTEIN, AND
     MILLENCO, L.P. COLLECTIVELY ARE THE BENEFICIAL OWNERS OF 34.2% OF YOUR
     SHARES OF CLASS B COMMON STOCK. IN ADDITION, WE NOTE THAT MR. RUBENSTEIN
     AND MILLENCO, L.P. COLLECTIVELY ARE THE BENEFICIAL OWNERSHIP OF 14.8% OF
     YOUR SHARES OF CLASS A COMMON STOCK. THEREFORE, WHEN DISCUSSING THE VOTE
     REQUIRED TO APPROVE EACH PROPOSAL IN YOUR Q&A SECTION, PLEASE ALSO DISCUSS
     THE INFORMATION REQUESTED BY OUR PRIOR COMMENT 12.

     As we advised Mr. Swanson by telephone on November 21, 2006, the above named parties are not executive officers, directors or affiliates of Juniper.
The ownership information of the above named parties disclosed in the beneficial ownership table was obtained through Schedule 13D's or 13G's filed on edgar by the parties themselves. As Juniper has no relationship with the above named parties, we cannot determine how they will vote on each proposal. Accordingly, no revisions to the proxy statement/prospectus have been made.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS, PANG 9
-------------------------------------------------

9.   AS WE REQUESTED IN OUR PRIOR COMMENT 14, PLEASE REVISE THE SUMMARY SECTION
     TO DISCLOSE THE ITEMS IDENTIFIED IN THAT PRIOR COMMENT.

     We have revised the summary term sheet to disclose the requested information.

ACCOUNTING TREATMENT, PAGE 19
-----------------------------

10.  WE NOTE ON PAGE 39 THAT IF HOLDERS OF 19.99% OF JUNIPER'S CLASS B COMMON
     STOCK VOTE AGAINST THE MERGER PROPOSAL AND DEMAND CONVERSION OF THEIR
     SHARES, THE FIRESTONE STOCKHOLDERS WOULD OWN APPROXIMATELY 50% OF THE
     OUTSTANDING SHARES OF JUNIPER COMMON STOCK. IF, IN ADDITION TO THIS
     CIRCUMSTANCE, THE HOLDERS OF THE FIRESTONE SERIES B PREFERRED STOCK WERE TO
     EXERCISE THEIR WARRANTS TO PURCHASE 250,000 SHARES OF JUNIPER'S COMMON
     STOCK IT APPEARS THE FORMER SHAREHOLDERS OF FIRESTONE WOULD CONTROL
     JUNIPER. IT IS UNCLEAR TO AS WHY YOU CONSIDER, JUNIPER TO BE THE ACCOUNTING
     ACQUIROR IN ALL CIRCUMSTANCES. PLEASE ADVISE US IN DETAIL AND INCLUDE IN
     YOUR RESPONSE YOUR ANALYSIS OF THE FACTORS IDENTIFIED IN PARAGRAPH SFAS NO.
     141.

     We believe that this transaction will result in Juniper being the accounting acquiror in all reasonable circumstances contemplated based on an evaluation of the factors described in paragraph 17 of SFAS No. 41. Our conclusion is based on the following:

     o    Juniper will be the entity that issues equity interests in exchange for the equity interests of Firestone; paragraph 17 notes that the entity that issues the equity interests is generally the acquiring entity.

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

     o    If 2,800,000 shares of Juniper common stock are issued to the
          Firestone stockholders and if holders of 19.99% of Juniper's Class B common stock seek conversion, the Firestone stockholders would own
          49.6% of the outstanding shares of Juniper common stock. If 2,800,000 shares of Juniper common stock are issued to the Firestone stockholders and no Juniper stockholders seek conversion, the
          Firestone stockholders would own 44.9% of the outstanding shares of
          Juniper common stock. In the event that no holders of Juniper Class B common stock seek conversion and only 2,500,000 shares of Juniper common stock are issued in the merger (assuming maximum downward adjustment of up to 300,000 shares based on the level of Firestone's trade payables at the time of closing), the Firestone stockholders would own only 42.2% of the outstanding shares of Juniper common stock. In each possible circumstance, the Firestone stockholders would own less than 50% of the outstanding shares of Juniper common stock.

     o    In evaluating the potential impact of the issuance of the 250,000
          Firestone warrants on the post transaction ownership, we note that current Juniper shareholders hold 7,240,000 warrants with similar exercise prices and terms, including approximately 964,000 warrants held by Juniper's Chairman and Chief Executive Officer, who will hold the same titles and positions with the combined company after the transaction. Accordingly, in contemplating a fully diluted ownership structure, we note that the Juniper shareholders at the time of the transaction would continue to hold a substantial majority of the fully diluted outstanding shares of the combined entity.

     o    In further evaluating paragraph 17 of SFAS No. 141, no other factors would rebut the general assumption and fully diluted ownership as noted above, specifically: of seven board seats, three are Juniper representatives, three are Firestone representatives, and one will be mutually selected; and the current Chairman and Chief Executive Office of Juniper will continue as the Chairman and Chief Executive Officer of Juniper Content Corporation and become Chief Executive Officer of
          Firestone subsequent to the transaction.

11.  WE NOTE YOUR RESPONSE TO COMMENT 52; HOWEVER, WE CONTINUE TO QUESTION YOUR
     USE OF THE AVERAGE MARKET PRICE OF THE CLASS B COMMON STOCK IN VALUING THE
     PURCHASE OF FIRESTONE. WE NOTE HOLDERS OF JUNIPER'S CLASS B COMMON STOCK
     HAVE CERTAIN SIGNIFICANT RIGHTS NOT ASSOCIATED WITH JUNIPER'S COMMON STOCK,
     RIGHTS THAT APPEAR TO HAVE SUBSTANTIAL VALUE AS DEMONSTRATED BY THE
     CONSISTENT MATERIAL DIFFERENCE IN THE TRADING VALUES OF THE TWO SECURITIES.
     THESE INCLUDE THE RIGHT TO SHARE RATABLY IN THE TRUST ACCOUNT IF JUNIPER IS
     REQUIRED TO LIQUIDATE AND A RIGHT TO RECEIVE CASH FOR THEIR CLASS B SHARES
     IF THEY VOTE AGAINST AN APPROVED MERGER. SINCE THE FIRESTONE SHAREHOLDERS
     WILL NOT RECEIVE A SECURITY POSSESSING SUCH RIGHTS, WE QUESTION THE
     REASONABLENESS OF USING THE TRADING PRICE OF THE CLASS B COMMON STOCK WHEN
     DETERMINING THE VALUE OF

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

     FIRESTONE. PLEASE REVISE YOUR VALUATION OR PROVIDE US YOUR COMPELLING
     REASONS FOR NOT USING THE MARKET VALUE OF THE SECURITY TO BE ISSUED TO
     EFFECT THE BUSINESS COMBINATION, CONSISTENT WITH THE GUIDANCE IN PARAGRAPH
     22 OF SFAS NO. 141.

     We have reviewed the guidance in SFAS No. 141 paragraph 22. Paragraph 22 in part provides that "the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like."

     Based on our review, we continue to believe that the average market price of the Class B common stock is the most appropriate value of the consideration given for the purchase of Firestone. Given the respective total number of shares in each class of Juniper stock, we feel that the current trading value of
Juniper's common stock (548,100 outstanding shares) would not be appropriately representative of the value of the 2,800,000 shares to be issued to the
Firestone stockholders upon the consummation of the merger. We believe the current fair value of the Class B common stock (2,875,000 outstanding shares), a class similar in size to the merger consideration and substantially more than the class of Juniper common stock, is a more appropriate fair value.

     Further, although the Juniper Class B common stockholders have conversion rights, the merger will not be consummated if holders of 20% or more of the shares of Juniper Class B common stock exercise such rights. Accordingly, the vast majority of the current Class B stockholders (a minimum of 80%) cannot exercise that right in order for the transaction to close.

     Lastly, the common stock is currently trading at a discount to the Class B stock because it is worthless if the transaction is not consummated. The shares to be issued to the Firestone stockholders will be issued only if the transaction is consummated, and are therefore, not subject to the same risk or discount.

12.  WE HAVE READ YOUR RESPONSE TO COMMENT 53 AND ARE CONCERNED ABOUT YOUR
     APPARENT DOUBTS OVER WHETHER YOU WILL BE ACQUIRING IDENTIFIED INTANGIBLE
     ASSETS. IT APPEARS LIKELY TO US THAT YOU WILL BE ACQUIRING SEPARATELY
     IDENTIFIABLE INTANGIBLE ASSETS. YOU ARE REQUIRED UNDER GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES, PURSUANT TO PARAGRAPH 39 OF SFAS NO. 141, TO
     SEPARATELY ACCOUNT FOR ALL-SUCH ACQUIRED ASSETS AT THEIR FAIR VALUES.
     PLEASE REFER TO PARAGRAPH A14 OF SFAS NO. 141 FOR EXAMPLES OF THE TYPES OF
     ASSETS THAT SHOULD BE SEPARATELY IDENTIFIED AND VALUED IN YOUR PURCHASE
     ACCOUNTING AND CONFIRM TO US YOUR INTENTION TO PERFORM A COMPREHENSIVE
     VALUATION ANALYSIS NECESSARY TO FULLY COMPLY WITH GAAP. IN ADDITION, PLEASE
     ADDRESS THE FOLLOWING COMMENTS:

     o    PLEASE RE-LABEL YOUR LINE ITEM "PURCHASE PRICE IN EXCESS OF NET ASSETS
          ACQUIRED" AS GOODWILL TO PROPERLY REFLECT THE NATURE OF THIS ITEM.

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

     o    WE UNDERSTAND THAT YOUR PURCHASE PRICE ALLOCATION IS PRELIMINARY;
          HOWEVER, WE REMAIN UNCLEAR WHY YOU DID NOT ASSIGN ANY VALUE TO
          IDENTIFIABLE INTANGIBLE ASSETS SUCH AS PATENTS, TRADEMARK, CUSTOMER
          RELATIONSHIP (OR SUBSCRIBER BASE), MSO AGREEMENTS, OTHER ACQUIRED
          CONTRACTS, ETC. FOR EXAMPLE, WE NOTE THAT YOU ASSUME A VALUE OF
          APPROXIMATELY $12 PER SUBSCRIBER IN YOUR DISCLOSURES ON PAGE 45 AND
          ELSEWHERE IN THE FILING. WE BELIEVE THE SAME ASSUMPTIONS AND ESTIMATES
          SHOULD BE USED IN YOUR PURCHASE ACCOUNTING, WHEN IDENTIFYING AND
          VALUING INTANGIBLE ASSETS, AS WERE USED BY MANAGEMENT WHEN ASSESSING
          AND VALUING THE PURCHASE OF FIRESTONE. REVISE YOUR PRO FORMA
          INFORMATION TO REFLECT REASONABLE ESTIMATES OF ALL ACQUIRED
          IDENTIFIABLE INTANGIBLE ASSETS.

     We have further allocated the purchase price in the pro forma financial information to include a preliminary allocation of value, based on management's estimates, to the subscriber base that will be acquired, in consideration of paragraphs 39 and A14 of SFAS No. 141. Additionally, we have re-characterized the remaining preliminary estimate of the excess of purchase price over the fair value of assets acquired as "goodwill" in the unaudited pro forma condensed consolidated balance sheet.

     We confirm our intention to perform a comprehensive valuation analysis necessary to fully comply with GAAP after the completion of the merger.

RISK FACTORS, PAGE 25
---------------------

13.  REVISE THE RISK FACTOR ENTITLED "FIRESTONE HAS HAD A WORKING CAPITAL
     DEFICIT AND HAS INCURRED NET LOSSES SINCE ITS INCEPTION..." APPEARING ON
     PAGE 29 TO ALSO PROVIDE UPDATED FINANCIAL DATA FOR 2006.

     We have revised the risk factor on page 19 to also provide updated financial data for the nine months ended September 30, 2006.

THE MERGER PROPOSAL, PAGE 39
----------------------------

GENERAL DESCRIPTION OF THE MERGER, PAGE 39
------------------------------------------

14.  PLEASE REVISE TO ALSO DISCLOSE THE AMOUNTS OF FIRESTONE'S TRADE PAYABLES
     (INCLUDING THOSE AMOUNTS PAYABLE THAT ARE LESS THAN 30 DAYS OLD) AS OF THE
     LATEST DATE PRACTICABLE PRIOR TO MAILING THE PROXY MATERIALS.

     We have revised the section entitled "The Merger Proposal - General
Description of the Merger" on page 29 to disclose the requested information.

15.  1N YOUR RESPONSE TO THIS COMMENT LETTER, AND WITH A VIEW TOWARDS FURTHER
     DISCLOSURE, PLEASE EXPLAIN WHY YOU HAVE DISCLOSED THE AMOUNT OF FIRESTONE'S
     "TRADE PAYABLES,"

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

     WHEN THE FORMULA FOR THE DOWNWARD ADJUSTMENT MECHANISM APPEARS TO BE BASED
     ON THE AMOUNT OF JUNIPER'S "ACCOUNTS PAYABLE." CLARIFY WHETHER "ACCOUNTS
     PAYABLE" IS A FIGURE THAT IS DISTINCT FROM THE AMOUNT OF "TRADE PAYABLES."
     FURTHERMORE, PLEASE TELL US WHY THE AMOUNT OF FIRESTONE'S TRADE PAYABLES AS
     OF JUNE 30, 2006 ($1,407,903) IS HIGHER THAN THE AMOUNT OF FIRESTONE'S
     ACCOUNTS PAYABLE ($1,288,076) RECORDED IN ITS UNAUDITED BALANCE SHEET AS OF
     JUNE 30, 2006.

     All references in this proxy statement/prospectus to "trade payables" have been changed to "accounts payable," which is the phrase used in the Merger
Agreement (such terms were previously used interchangeably in this proxy statement/prospectus). We wish to advise you that the accounts payable as of
June 30, 2006 include programming obligations, which is a separate line item on the Balance Sheet.

BACKGROUND OF THE MERGER, PAGE 39
---------------------------------

16.  PLEASE REVISE TO EXPLAIN, WITH GREATER SPECIFICITY, WHY THE BOARD BELIEVED
     THE EXISTING AFFILIATION AGREEMENTS AND SUBSCRIBER BASE TO BE WORTH BETWEEN
     $10 TO $20 PER SUBSCRIBER. FOR INSTANCE, CLARIFY WHETHER THE VALUE OF THE
     SUBSCRIBER BASE IS DETERMINED BY LOOKING TO SUBSCRIBER REVENUES THAT
     FIRESTONE HAS RECEIVED AND WILL RECEIVE, AS WELL AS POTENTIAL GROWTH IN
     ADVERTISING REVENUES THAT WILL RESULT FROZE INCREASED SUBSCRIBER NUMBERS.
     IN ADDITION, EXPAND YOUR DISCUSSION OF HOW JUNIPER'S MANAGEMENT DETERMINED
     THAT AMOUNT BASED ON "GENERALLY AVAILABLE HISTORIC INDUSTRY DATA AND ON ITS
     FAMILIARITY WITH THE INDUSTRY." ALSO DISCLOSE THE MATERIAL ASSUMPTIONS
     UNDERLYING THE PROJECTED GROWTH IN FIRESTONE'S SUBSCRIBER BASE FROM 500,000
     TO IN EXCESS OF 1 MILLION SUBSCRIBERS. FURTHERMORE, CLARIFY, IF TRUE, THAT
     MANAGEMENT'S PRELIMINARY CALCULATION OF THE SUBSCRIBER VALUES, AS WELL AS
     THE VALUE OF FIRESTONE'S PRODUCTION ASSETS, WAS NOT BASED ON THE INPUT OF A
     THIRD-PARTY APPRAISAL OR VALUATION. SIMILARLY REVISE TO EXPLAIN THE BASIS
     FOR MANAGEMENT'S BELIEF REGARDING THE VALUE OF FIRESTONE'S PHYSICAL ASSETS
     AND REVENUE-GENERATING CAPABILITIES RATHER THAN VAGUELY REFERRING TO "THEIR
     FAMILIARITY WITH THE MEDIA AND ENTERTAINMENT INDUSTRIES."

     We have revised the section entitled "The Merger Proposal - Background of the Merger" on page 31 of the proxy statement/prospectus to disclose the requested information.

17.  WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 21, AS WELL AS THE
     REVISIONS ON PAGE 41. PLEASE REVISE TO SPECIFY THE INFORMATION OBTAINED
     ABOUT FIRESTONE AND ITS RESULTS OF OPERATIONS THAT LED TO THE REVISIONS TO
     THE MERGER CONSIDERATION ON MAY 16, 2006. ALSO REVISE TO SPECIFICALLY
     DISCUSS AND QUANTIFY THE ASSUMPTIONS AND REVENUE GOALS THAT FIRESTONE SET
     FORTH IN ITS BUSINESS PLAN.

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

     We have revised the section entitled "The Merger Proposal - Background of the Merger" beginning on page 30 of the proxy statement/prospectus to disclose the requested information.

18.  REINSERT THE BRIEF DESCRIPTIONS OF THE THREE COMPANIES WITH WHICH YOU
     SIGNED LETTERS OF INTENT IN THE LAST PARAGRAPH ON PAGE 41 SO THAT READERS
     CAN BETTER COMPARE THE FIRESTONE'S BUSINESS TO THE OTHER ALTERNATIVES
     CONSIDERED BY THE BOARD.

     We have revised the section entitled "The Merger Proposal - Background of the Merger" on page 33 of the proxy statement/prospectus to disclose the requested information.

19.  AS REQUESTED BY OUR PRIOR COMMENT 23, PLEASE PROVIDE US WITH A COPY OF THE
     ENGAGEMENT LETTER ENTERED INTO WITH HOLT MEDIA.

     A copy of the Holt Media engagement letter is being sent to Mr. Swanson.

20.  PLEASE PROVIDE US WITH THE KPMG MATERIALS WE REQUESTED IN OUR PRIOR COMMENT
     24, INCLUDING THE ENGAGEMENT LETTER. IN ADDITION, PLEASE EXPAND YOUR
     RESPONSE TO OUR PRIOR COMMENT TO MORE FULLY EXPLAIN WHY KPMG'S
     PRESENTATIONS AND REPORTS (TO NOT CONSTITUTE A "REPORT, OPINION OR
     APPRAISAL MATERIALLY RELATING TO THE TRANSACTION" UNDER ITEM 4(B) OF FORM
     S-4. WHEN PREPARING YOUR RESPONSE, PLEASE CONSIDER THAT THE REFERENCE TO A
     "REPORT, OPINION OR APPRAISAL" AS CONTAINED IN ITEM 4(B) OF FORM S-4 IS NOT
     LIMITED TO THOSE REPORTS THAT RELATE TO THE FAIRNESS OF THE MERGER
     CONSIDERATION. FURTHERMORE, WE NOTE YOUR DISCLOSURE ON PAGE 41 THAT
     REPRESENTATIVES OF KPMG MADE A PRESENTATION TO THE BOARD "REGARDING
     FIRESTONE'S FINANCIAL POSITION" AS WELL AS THE DISCLOSURE ON PAGE 42 THAT
     JUNIPER'S BOARD CONSIDERED THE KPMG REPORT IN DETERMINING WHETHER FIRESTONE
     WAS A SUITABLE CANDIDATE FOR A BUSINESS COMBINATION TRANSACTION AND THE
     AMOUNT OF THE FINAL AGREED-UPON CONSIDERATION IN THE MERGER AGREEMENT,
     WHICH MIGHT SUGGEST THAT THE KPMG PRESENTATIONS AND REPORTS "MATERIALLY
     RELAT[E] TO THE TRANSACTION." ALTERNATIVELY, REVISE TO DISCLOSE ALL OF THE
     INFORMATION REQUIRED BY ITEM 4(B) OF FORM S-4 AND FILE THE CONSENT OF KPMG.

     KPMG was engaged to assist Juniper in performing due diligence of
Firestone. Similar to a legal firm that provides legal due diligence, KPMG was retained to perform the financial due diligence. As you will note, Appendix I to
KPMG's engagement letter (a copy of which is being sent to Mr. Swanson) clearly outlines KPMG's role as "obtaining," "reading" and "inquiring" about Firestone.
Pursuant to the engagement letter, KPMG met with Firestone's management to obtain background information on Firestone and read and summarized Firestone's financial information. Item 4(b) of Form S-4 requires that information be furnished "if a report, opinion or appraisal materially relating to the transaction has been received from an outside party is referred to in the prospectus." KPMG's due diligence

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

report is about Firestone's financial information, not the transaction and does not materially relate to the transaction. It offers no advice or opinion regarding the transaction. It provides no valuation of Firestone or any indication as to whether Juniper's purchase price is fair. We have revised the section entitled "The Merger Proposal - Background of the Merger" on page 33 of the proxy statement prospectus to clarify that the report did not materially relate to the transaction.

     We are advised that it is KPMG's policy that due diligence reports of the nature provided to Juniper may not be released to third parties. Accordingly, we are unable to furnish it supplementally.

FACTORS CONSIDERED BY JUNIPER'S BOARD OF DIRECTORS, PAGE 42
-----------------------------------------------------------

21.  THROUGHOUT THIS SECTION YOU INCLUDE CONCLUSIONS OF MANAGEMENT AS TO THE
     VALUE OF THE TARGET BUSINESS, THE FAIRNESS OF THE CONSIDERATION, AND OTHER
     FACTORS. PLEASE REVISE TO DISCLOSE THAT ALL OF THESE CONCLUSIONS ARE ALSO
     HELD BY JUNIPER'S BOARD OF DIRECTORS.

     We have revised the section entitled "The Merger Proposal - Factors
Considered by Juniper's Board of Directors" beginning on page 33 of the proxy statement/prospectus to disclose the requested information.

22.  REPRODUCE IN THE PROXY STATEMENT/PROSPECTUS ALL MATERIAL PROJECTIONS
     REFERENCED IN PRIOR COMMENT 26. ALSO IDENTIFY, WITH GREATER SPECIFICITY,
     THE ASSUMPTIONS UNDERLYING THE PROJECTIONS CONSIDERED BY JUNIPER'S BOARD OF
     DIRECTORS. YOU SHOULD SPECIFICALLY HIGHLIGHT EACH AND EVERY MATERIAL
     ASSUMPTION THAT FIRESTONE'S MANAGEMENT, SMH, AND JUNIPER'S MANAGEMENT MADE
     IN CONNECTION WITH VALUING FIRESTONE. FOR EXAMPLE, HIGHLIGHT THAT
     FIRESTONE'S PROJECTIONS ARE BASED ON THE ASSUMPTION THAT IT WILL EXECUTE
     DISTRIBUTION DEALS WITH ECHOSTAR AND DIRECTV BUT THAT THOSE CONTRACTS DO
     NOT YET EXIST, AND DISCUSS WHAT CONSIDERATION THE BOARD GAVE TO THIS FACT
     IN DETERMINING TO UTILIZE THE PROJECTIONS. IN ADDITION, CLARIFY THE EXTENT
     TO WHICH THE BOARD CONSIDERED THE MORE CONSERVATIVE VALUATION CALCULATIONS
     PERFORMED BY SMH, AND HOW THE BOARD VIEWED THE ESTIMATES OF FIRESTONE IN
     LIGHT OF SMH'S CALCULATIONS. FINALLY, DISCUSS THE EXTENT TO WHICH THE BOARD
     CONSIDERED THE EFFICACY OF THE VARIOUS FIRESTONE PROJECTIONS GIVEN THAT
     THEY WERE DERIVED, IN PART FROM HISTORICAL FINANCIAL INFORMATION THAT DID
     NOT TAKE INTO ACCOUNT ITS SIGNIFICANTLY DIFFERENT FINANCIAL RESULTS THAT
     OCCURRED AFTER DECEMBER 31, 2005 AND THE LOSS OF A SIGNIFICANT CLIENT.

     We have revised the section entitled "The Merger Proposal - Factors
Considered by Juniper's Board of Directors" beginning on page 33 of the proxy statement/prospectus to disclose the requested information.

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

23.  WE NOTE YOUR NEW DISCLOSURE THAT THE PROJECTIONS THE BOARD ANALYZED IN
     CONNECTION WITH MAKING A RECOMMENDATION ABOUT THE FAIRNESS OF THE
     TRANSACTION AND SATISFACTION OF THE 80% TEST WERE BASED ON FINANCIAL
     RESULTS PRIOR TO OR AS OF DECEMBER 31, 2005. ALSO DISCLOSE THAT THOSE
     PROJECTIONS DID NOT TAKE INTO ACCOUNT THE JUNE 30, 2006 RESULTS THAT WERE
     AVAILABLE TO THE BOARD AND SMH AT THE TIME THE VALUATION ANALYSES WERE
     PERFORMED AND THE CONCLUSION WAS REACHED. FURTHER REVISE TO DISCUSS THE
     BOARD'S REASONS FOR NOT TAKING INTO ACCOUNT UPDATED RESULTS OF OPERATIONS
     OF FIRESTONE IN CALCULATING THE PROJECTED NUMBERS, AND CLARIFY THAT WHILE
     THE BOARD DID NOT CONSIDER FIRESTONE'S HISTORICAL RESULTS TO BE AS
     IMPORTANT AS PROJECTED GROWTH, THOSE PROJECTIONS ARE DERIVED SUBSTANTIALLY
     FROM FIRESTONE'S HISTORICAL RESULTS.

     We have revised the section entitled "The Merger Proposal - Factors
Considered by Juniper's Board of Directors" on page 34 of the proxy statement/prospectus to disclose the requested information.

24.  WE NOTE YOUR BRIEF REVISION TO PAGE 51 INDICATING THAT THE BOARD
     "CONSIDERED THE WIDE RANGES OF INDICATIVE ENTERPRISE VALUE AND EQUITY VALUE
     CALCULATED BY SMH IN REACHING ITS CONCLUSION TO RELY UPON THE SMH'S
     ANALYSIS." WHERE YOU STATE THAT THE BOARD CONSIDERED SMH'S REPORTS IN
     DETERMINING TO RECOMMEND THE MERGER UNDER "FACTORS CONSIDERED BY JUNIPER'S
     BOARD OF DIRECTORS," DISCUSS HOW THE BOARD CONSIDERED THE EXTREMELY WIDE
     VALUATION RANGES, INCLUDING WHY IT, DID NOT BELIEVE THE RANGES WERE SO
     BROAD AS TO BE MEANINGLESS. ALSO HAVE THE BOARD ADDRESS THE UTILITY OF
     SMH'S COMPARABLE COMPANY'S ANALYSIS, GIVEN THAT A SUBSTANTIAL NUMBER OF THE
     SELECTED COMPANIES APPEAR TO BE SIGNIFICANTLY LARGER AND MORE ESTABLISHED
     AND HAVE GREATER FINANCIAL RESOURCES AS COMPARED TO FIRESTONE.

     We have revised the section entitled "The Merger Proposal - Factors
Considered by Juniper's Board of Directors" on pages 35 and 43 of the proxy statement/prospectus to disclose the requested information.

VALUE OF FIRESTONE'S FACILITIES, PAGE 44
----------------------------------------

25.  WE BELIEVE THAT FURTHER REVISIONS TO YOUR SUMMARY OF HOLT MEDIA'S ANALYSIS
     ARE NECESSARY. FOR INSTANCE, DISCUSS THE DIFFERENCE BETWEEN HOLT MEDIA'S
     VALUATION OF THE TOTAL BROADCAST EQUIPMENT USED AND USEFUL ($2.5 MILLION),
     VERSUS THE TOTAL VALUE OF THE COMPLETE FIRESTONE TECHNICAL INSTALLATION ($5
     MILLION). ALSO CLARIFY THAT HOLT MEDIA CONCLUDED THAT THE TOTAL REPLACEMENT
     COST OF THE FIRESTONE "TECHNICAL INSTALLATION" IS $10 MILLION. FURTHERMORE,
     WHEN REVISING THE DOCUMENT, DUNE THE TERMS "TOTAL BROADCAST EQUIPMENT USED
     AND USEFUL" AND THE FIRESTONE "TECHNICAL INSTALLATION."

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

     We have revised the section entitled "The Merger Proposal - Value of
Firestone's Facilities" beginning on page 36 of the proxy statement/prospectus to disclose the requested information.

26.  REVISE TO CLARIFY THE STATEMENT THAT FIRESTONE WAS "PROPERLY POSITIONED" TO
     TAKE ADVANTAGE OF THE HDTV CONVERSIONS THAT ARE ONGOING.

     We have revised the section entitled "The Merger Proposal - Value of
Firestone's Facilities" on page 37 of the proxy statement/prospectus to disclose the requested information.

SATISFACTION OF 80% TEST, PAGE 45
---------------------------------

27.  WE NOTE THAT WHEN DETERMINING WHETHER THE FAIR MARKET VALUE OF FIRESTONE
     EXCEEDED 80% OF THE NET ASSETS OF JUNIPER, SMH BASED ITS CONCLUSION ON
     PROJECTIONS PROVIDED BY FIRESTONE'S MANAGEMENT. THOSE PROJECTIONS, IN TURN,
     WERE BASED ON ASSUMPTIONS REGARDING THE INFUSION OF $5 MILLION IN CAPITAL
     IN CONNECTION WITH THE TRANSACTION BETWEEN JUNIPER AND FIRESTONE. IN YOUR
     RESPONSE TO THIS COMMENT, AND WITH A VIEW TOWARDS FURTHER DISCLOSURE,
     PLEASE ADVISE US HOW THIS CALCULATION OF THE FAIR MARKET VALUE OF THE
     TARGET COMPANY IS COMPATIBLE WITH YOUR STATEMENT IN YOUR IPO PROSPECTUS
     THAT THE FAIR MARKET VALUE OF THE TARGET COMPANY MUST BE AT LEAST 80% OF
     THE NET ASSETS OF JUNIPER PARTNERS AT THE TIME OF THE ACQUISITION.
     SIMILARLY ADDRESS HOW THIS CALCULATION ADEQUATELY ASSESSES THE FAIR MARKET
     VALUE OF FIRESTONE "AT THE TIME OF THE ACQUISITION" GIVEN THAT IT WAS BASED
     UPON PROJECTIONS THAT DID NOT TAKE INTO ACCOUNT FIRESTONE'S FINANCIAL
     RESULTS THAT OCCURRED AFTER DECEMBER 31, 2005 AND THE LOSS OF A SIGNIFICANT
     CLIENT IN LATE 2005.

     It is our understanding that valuations of the nature under consideration all assume a given level of cash requirements (in this case, $5 million). If the company being valued had more cash available to it, its value would be greater.
Similarly, such valuations must, of necessity, assign a present value (in this case, at the time of acquisition) to future results. To do otherwise would essentially result in merely a book value computation. Specifically, in the case of Juniper, as is stated on what is now page 37, the components of the value of
Firestone that the Juniper board determined would exist at the time of the closing of the merger are the following:

     o    $5 million from the current value of Firestone's physical facilities;
          plus

     o    $5 million from the present value of the earnings from Firestone's uplink facility and production service businesses, based on an EBITDA margin of 25%, projected annual revenues of $5 million and a multiple of 4x; plus

     o    $12 million from the present value of the 1,000,000 subscribers projected to be in place at the closing of the merger, at $12 per subscriber. [If a later date were used for the

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

          subscriber base, with a presumably higher number of subscribers, the
          $12 subscriber value would be discounted.]

     The methods of calculation for the latter two components are standard approaches to assigning present values to future revenue streams and subscriber bases in the television network industry. Accordingly, this valuation method does not, and need not, take into account Firestone's historical financial results and we do not believe any further disclosure is required on this issue.

FAIRNESS OPINION, PAGE 47
-------------------------

28.  PLEASE PROVIDE US WITH A COPY OF THE SMH ENGAGEMENT LETTER WE REQUESTED IN
     OUR PRIOR COMMENT 29.

     A copy of the SMH engagement letter is being sent to Mr. Swanson.

FIRESTONE REVIEW, PAGE 49
-------------------------

29.  PLEASE REVISE THE FOURTH BULLET POINT IN THIS SUBSECTION TO DISCLOSE THE
     ACTUAL REVENUES OF $1.67 MILLION FOR 2004 AND $6.75 FOR 2005. FURTHERMORE,
     AS REQUESTED BY OUR PRIOR COMMENT 32, PLEASE EXPLAIN WHY SMH RELIED ON
     THESE ADJUSTMENTS WHEN ANALYZING THE REVENUES OF SMH FOR 2004 AND 2005.
     ALSO EXPLAIN THE NATURE OF AND REASON FOR THE ADJUSTMENTS.

     We have revised the section entitled "Fairness Opinion - Firestone Review"
on page 41 of the proxy statement/prospectus to disclose the requested information.

30.  PLEASE REVISE TO CLARIFY WHETHER OR NOT SMH TOOK INTO ACCOUNT FIRESTONE'S
     RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2006 THAT ARE
     SIMILAR TO THE RESULTS OF OPERATIONS THAT WERE PRESENTED IN THE FORM S-4.
     IN OTHER WORDS, REVISE TO SPECIFICALLY IDENTIFY THE PERIODS OF THE
     "UNAUDITED INTERIM RESULTS" (PAGE 50) THAT FIRESTONE PROVIDED TO SMH. WE
     NOTE THAT SMH, IN PERFORMING ITS EVALUATION OF FIRESTONE, APPEARS TO HAVE
     FOCUSED ON PROJECTIONS OF REVENUE GROWTH IN 2006 PROVIDED BY FIRESTONE'S
     MANAGEMENT.

     We have revised the section entitled "Fairness Opinion - Firestone Review"
on page 41 of the proxy statement/prospectus to disclose the requested information.

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

OTHER INFORMATION RELATED TO JUNIPER, PAGE 99
---------------------------------------------

31.  FURTHER REVISE THE DISCLOSURE UNDER "OFFERING PROCEEDS HELD IN TRUST" TO
     SPECIFY THE NATURE AND AMOUNTS OF THE ANTICIPATED EXPENSES OUTSTANDING AT
     THE CONSUMMATION OF THE MERGER THAT WILL BE PAID OUT OF THE TRUST PROCEEDS.
     FOR EXAMPLE, DISCLOSE THE $400,000 PAYABLE TO HCFP/BRENNER SECURITIES LLC
     FOR ITS ADVISORY SERVICES.

     We have revised the section entitled "Other Information Related to Juniper
- Offering Proceeds Held in Trust" on page 92 of the proxy statement/prospectus to disclose the requested information.

FIRESTONE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, PAGE 113
-------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES, PAGE 123
-----------------------------------------

32.  AS REQUESTED BY OUR PRIOR COMMENT 64, REVISE TO STATE WHETHER YOUR CASH
     FROM OPERATIONS, SOURCES OF LIQUIDITY, AND BORROWINGS WILL BE SUFFICIENT TO
     FUND YOUR OPERATIONS, ANTICIPATED CAPITAL EXPENDITURES, AND DEBT REPAYMENT
     OBLIGATIONS FOR THE NEXT TWELVE MONTHS IN ADDITION TO FINANCING YOUR
     "BUSINESS OBJECTIVES THROUGH THE NEXT TWELVE MONTHS."

     We have revised the section entitled "Firestone's Management's Discussion and Analysis of Financial Condition on page 118 of the proxy statement/prospectus to disclose the requested information.

FORM OF PROXY CARD
------------------

33.  WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 73, INCLUDING YOUR
     DISCUSSION OF THE CURRENT STATE OF DELAWARE LAW. AS WE REQUESTED, IN OUR
     PRIOR COMMENT, PLEASE ADVISE US OF THE "OTHER CIRCUMSTANCES" IN WHICH
     JUNIPER'S BOARD MAY DECIDE TO POSTPONE THE MEETING TO SOLICIT ADDITIONAL
     VOTING INSTRUCTIONS. TO THE EXTENT YOU WILL POSTPONE OR ADJOURN THE MEETING
     FOR THE PURPOSE OF THE FURTHER SOLICITATION OF PROXIES, PLEASE REVISE THE
     PROXY CARD, AS PREVIOUSLY REQUESTED, TO INCLUDE A SEPARATE VOTING BOX FOR A
     VOTE TO POSTPONE OR ADJOURN THE MEETING FOR THE SOLICITATION OF ADDITIONAL
     PROXIES. NOTE THAT WE CONSIDER THE-POSTPONEMENT OR ADJOURNMENT OF A MEETING
     TO SOLICIT ADDITIONAL PROXIES A SUBSTANTIVE PROPOSAL THAT MUST BE LISTED
     SEPARATELY ON THE PROXY CARD PURSUANT TO RULE 14A-4(A)(3) RATHER THAN A
     PROPOSAL AS TO WHICH DISCRETIONARY AUTHORITY IS CONFERRED, REGARDLESS OF
     WHETHER THE COMPANY'S BYLAWS PERMIT YOU TO ADJOURN WITHOUT A STOCKHOLDER
     VOTE. TO THE EXTENT YOU DO NOT INTEND TO POSTPONE OR ADJOURN THE MEETING TO
     PERMIT THE

Ms. Michele M. Anderson
Securities and Exchange Commission
November 30, 2006

     FURTHER SOLICITATION OF PROXIES, THEN THERE IS NO NEED TO LIST POSTPONEMENT
     OR ADJOURNMENT AS A SEPARATE PROPOSAL.

     Pursuant to our conversation with Ms. Anderson on November 22, 2006, we have revised the proxy statement to disclose that no adjournment or postponement of the special meeting will occur once the special meeting has been called to order.

EXHIBIT 8.1, FORM OF TAX OPINION
--------------------------------

34.  PLEASE ADVISE COUNSEL TO REVISE THE FORM OF TAX OPINION TO ELIMINATE THE
     WORD "GENERALLY" FROM PARAGRAPH 5 OF THE "OPINION" SECTION. SEE PRIOR
     COMMENT 48.

     We have revised Exhibit 8.1, Form of Tax Opinion to eliminate the word
"generally" from paragraph 5 of the Opinion section. Such exhibit has been refiled with Amendment No. 2 to Form S-4.

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                            Very truly yours,

                                            /s/ Sherie B. Moalemzadeh

                                            Sherie B. Moalemzadeh

SBM:kab
Enclosure